SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Dated December 15, 2004

Commission File Number: 001-14666

ISPAT INTERNATIONAL N.V.

(Translation of registrant’s name into English)

15th Floor, Hofplein 20
3032 AC Rotterdam
The Netherlands
(Address of registrant’s principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No X

     If “Yes, is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

SIGNATURES
EX-99.1.1: PRESS RELEASE

Ispat International hereby incorporates this Report on Form 6-K by reference into its Registration Statement on Form F-4 (Registration No. 333-121220), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, to the extent not superseded by documents or reports subsequently filed by Ispat International under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

INDEX

Exhibit 1.1	Press Release Announcing the Approval of the Acquisition of LNM Holdings N.V. by Ispat International N.V. to form Mittal Steel Company N.V. at the Extraordinary General Meeting of the Shareholders of Ispat International N.V. on December 15, 2004.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ISPAT INTERNATIONAL N.V.

Date: December 15, 2004	By:	/s/ Henk Scheffer

	Name:	Henk Scheffer

	Title:	Company Secretary

EXHIBIT INDEX

1.1	Press Release Announcing the Approval of the Acquisition of LNM Holdings N.V. by Ispat International N.V. to form Mittal Steel Company N.V. at the Extraordinary General Meeting of the Shareholders of Ispat International N.V. on December 15, 2004.